

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2025

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition II Corporation
One World Trade Center, Suite 8500
New York, NY 10007

>   **Re: StoneBridge Acquisition II Corporation
>   Amendment 2 to Registration Statement on Form S-1
>   Filed August 1, 2025
>   File No. 333-286983**

Dear Bhargav Marepally:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025 letter.

Amendment No. 2 for Registration Statement on Form S-1

Exhibits

1. We note your disclosure on page 86 of the registration statement that the exclusive forum provision of the rights agreement will not apply to Exchange Act claims but will apply to Securities Act claims arising out of or relating in any way to the rights agreement. The form of rights agreement filed as Exhibit 4.4 states that the provision will not apply to suits brought to enforce Exchange Act claims but does not address whether this applies to Securities Act claims. Please confirm whether these provisions will apply to Securities Act claims and please revise exhibit 4.4 accordingly.

2. Disclosure on the cover page and elsewhere states that redemptions of Class A shares held by public shareholders will be subtracted in the calculation of any adjustment to the anti-dilution provision of the Class B shares at the time of the initial business

combination, however this provision does not appear in Article 17 of the charter filed as Exhibit 3.2 to the registration statement. Please reconcile.

Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kelvin Kesse, Esq.